Exhibit 4.3
DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

As of February 26, 2020, Five Star Senior Living Inc. (the “Company,” “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), common stock, $.01 par value per share (“common shares”). The common shares are listed on The Nasdaq Stock Market LLC (“Nasdaq”).
DESCRIPTION OF SHARES OF STOCK
The following description of the terms of our shares of stock is a summary only. This summary is not complete and is qualified in its entirety by reference to the Company’s charter and bylaws and applicable Maryland law. The Company’s charter and bylaws are filed as exhibits to this Annual Report on Form 10-K.
General
Our charter authorizes us to issue up to an aggregate of 76,000,000 shares of capital stock, of which 75,000,000 are currently designated as common shares and 1,000,000 are currently designated as shares of preferred stock (“preferred shares”). As of February 26, 2020, we had 31,543,711 common shares issued and outstanding and no other class or series of shares of stock has been established and is outstanding.
Our charter contains a provision permitting our Board of Directors, without any action by our stockholders, to amend our charter to increase or decrease the total number of shares of capital stock or the number of shares of any class or series that we have authority to issue. Our charter further authorizes our Board of Directors, subject to certain limitations, to reclassify any unissued shares from time to time by setting the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption of our common shares or any new class or series of stock created by our Board of Directors.
Common Shares
Voting rights. Subject to the provisions of our charter regarding the restriction on the transfer of shares of capital stock, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of Directors. Holders of our common shares do not have cumulative voting rights in the election of Directors.
Whenever stockholders are required or permitted to take any action by a vote, the action may be taken at a meeting of stockholders, or without a meeting only by a unanimous written consent of the stockholders entitled to vote on the matter which sets forth the action. With respect to matters brought before a meeting of stockholders other than the election of Directors, except where a different voting standard is required by any applicable law, the listing requirements of the principal securities exchange on which our common shares are listed or a specific provision of our charter, 75% of all common shares entitled to vote at the meeting shall be required to approve the matter unless such matter has been previously approved by our Board of Directors, in which case the vote required for approval is a majority of the votes cast at the meeting.
Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, convert, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless the transaction or amendment is declared advisable by the board of directors and then approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval of such matters when they are first declared advisable by our Board of Directors and then approved by the affirmative vote of stockholders entitled to cast a majority of the votes entitled to be cast on the matter (or if at any point Maryland law permits, by the affirmative vote of a majority of the votes cast on the matter or any such lesser proportion permitted under Maryland law).
            Board of Directors. Our charter divides our Board of Directors into three classes, with stockholders electing the Directors of each class for terms expiring at the annual meeting held in the third year following the year of their election and until the election and qualification of their successors, and only one class of Directors being elected each year. The classified board provision could have the effect of making the wholesale replacement of incumbent Directors more time consuming and difficult. At least two annual meetings of stockholders will generally be required to effect a change in a majority of our Board of Directors. Ownership of a significant number of common shares by Diversified Healthcare Trust (formerly Senior Housing Properties Trust) (“DHC”) may impact whether such change occurs.
Except as may be mandated by any applicable law or the listing requirements of the principal exchange on which our common shares are listed, and subject to the voting rights of any class or series of our shares which may be hereafter created, a plurality of all the votes cast at a meeting of stockholders duly called and at which a quorum is present shall be sufficient to elect a Director in an uncontested election and a majority of all the votes entitled to be cast for the election of a Director shall be required to elect a Director in a contested election.
In case of failure to elect Directors at an annual meeting of stockholders, the incumbent Directors will hold over and continue to direct the management of our business and affairs until they resign or their successors are elected and qualify. Any vacancy on our Board of Directors may be filled only by a majority of the remaining Directors, even if the remaining Directors do not constitute a quorum, for the remaining term of the class in which the vacancy exists and until a successor is elected and qualifies. Our charter provides that a Director may be removed only for cause by the affirmative vote of at least three-fourths of the votes entitled to be cast generally in the election of Directors. This provision precludes stockholders from removing our incumbent Directors for other than cause and then only if they can obtain the requisite affirmative vote of shares. If DHC has and retains a significant ownership in us, it may not be possible to remove our Directors unless DHC votes in favor of such removal.
Distribution rights. Subject to the preferential rights of any other class or series of shares then outstanding or which may be issued, and to the restrictions on transfers of common shares described in our charter and bylaws, all of our common shares are entitled to receive distributions on our common shares if, as and when authorized by our Board of Directors and declared by us out of assets legally available for distribution.
Liquidation rights. Subject to the preferential rights of any other class or series of shares then outstanding or which may be issued, and to the restrictions on transfers of common shares described in our charter and bylaws, all of our common shares are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all of our known debts and liabilities.
Registration rights. Some of our stockholders have certain demand registration rights and piggyback and other registration rights with respect to our common shares held by them, as described from time to time in our periodic reports filed with the Securities and Exchange Commission.
Other rights and preferences. Holders of our common shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights, or preemptive rights to subscribe for any of our securities.
Preferred Shares
Pursuant to our charter, our Board of Directors, without any action by our stockholders, may issue preferred shares from time to time, in one or more classes or series, with the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption of any preferred shares as determined by our Board of Directors from time to time. The issuance of preferred shares, the issuance of rights to purchase preferred shares or the possibility of the issuance of preferred shares or such rights could have the effect of delaying or preventing a change in our control. In addition, the rights of holders of common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that we have issued or may issue in the future.
Restrictions on Transfer and Ownership of Shares
Our charter provides that no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, as amended (the “IRC”), more than 9.8% in value or in number, whichever is more restrictive, of shares of any class or series of our outstanding shares of capital stock. This ownership limitation in our charter is consistent with our contractual obligation with DHC to not take actions that may conflict with DHC’s qualification for taxation as a real estate investment trust (“REIT”) under the IRC. We also believe this provision promotes good orderly governance.

With the written consent of DHC, our Board of Directors, in its discretion, may grant an exemption from the ownership limitation if it is satisfied that: (1) the stockholder’s ownership will not cause us or any of our subsidiaries that are tenants of DHC or any subsidiary of DHC to be deemed a “related party tenant” with respect to DHC under the rules applicable to REITs under the IRC; (2) the stockholder’s ownership will not cause a default under any lease we have outstanding; and (3) the stockholder’s ownership is otherwise in our best interests as determined by our Board of Directors. In addition, any person who makes a request therefor shall provide to our Board of Directors such representations and undertakings as our Board of Directors or DHC may deem reasonably necessary to determine that such conditions have been and/or will continue to be satisfied. In connection with any requested exemption, our Board of Directors may require such rulings from the Internal Revenue Service or opinions of counsel as it deems advisable in order to determine or ensure DHC’s qualification for taxation as a REIT and such representations, undertakings and agreements it deems necessary or advisable in order for it to make the foregoing determinations.
If a person attempts a transfer of our shares in violation of the ownership limitations described above, then the number of shares which would cause the violation will (1) be automatically transferred to a charitable trust for the exclusive benefit of one or more charitable beneficiaries designated by us or (2) if such transfer is not effective to prevent the violation of the ownership limitations, be void ab initio. A transfer to the charitable trust will be deemed to be effective as of the close of business on the business day prior to the purported transfer or other event that results in the transfer to the charitable trust. The prohibited owner will generally not acquire any rights in these excess shares (except to the extent provided below upon a sale of the shares), will not benefit economically from ownership of any excess shares, will have no rights to distributions, will not possess any rights to vote and, to the extent permitted by law, will have no claim, cause of action or other recourse against the purported transferor of such shares. Subject to Maryland law, the trustee of the charitable trust will have the authority to rescind as void any vote cast by the prohibited owner prior to our discovery that the shares have been transferred to the trust and to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust for the charitable beneficiary will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary.
Within 20 days after receiving notice from us that our shares have been transferred to a charitable trust, the trustee will sell the shares and related rights held in the charitable trust to a person designated by the trustee whose ownership of the shares will not violate the ownership limitations set forth in our charter. Upon this sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary as follows:

•	the prohibited owner will receive the lesser of:

(1)
the net price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust, for example, a gift, devise or other similar transaction, the market price (as defined in our charter) of the shares on the day of the event causing the shares to be transferred to the charitable trust; and

(2)	the net sales proceeds received by the trustee from the sale or other disposition of the shares held in the charitable trust; and

•	any net sale proceeds in excess of the amount payable to the prohibited owner shall be paid immediately to the charitable beneficiary.
If, prior to our discovery that shares have been transferred to the charitable trust, a prohibited owner sells those shares, then:

•	those shares will be deemed to have been sold on behalf of the charitable trust; and

•
to the extent that the prohibited owner received an amount for those shares that exceeds the amount that the prohibited owner was entitled to receive from a sale by the trustee, the prohibited owner must pay the excess to the trustee upon demand.

Also, shares held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•
the price per share in the transaction that resulted in the transfer to the charitable trust or, in the case of a devise, gift or other similar transaction, the market price per share on the day of the event causing that transfer; and

•	the market price on the date we or our designee accepts the offer.
We will have the right to accept the offer until the trustee has sold the shares held in the charitable trust. The net proceeds of the sale to us will be distributed to the prohibited owner in the amount determined pursuant to the above provisions.
Any person who acquires or attempts or intends to acquire constructive ownership of any shares that will or may violate the foregoing share ownership limitations, or any person who would have owned shares that resulted in a transfer to a charitable trust, is required to immediately give written notice to us of such event, or in the case of such a proposed or attempted transaction, give at least 15 days’ prior written notice, and to provide to us such other information as we may request.
Every owner of more than 5% of the outstanding shares of any class or series of our shares is required to give written notice to us within 30 days after the end of each taxable year stating the name and address of the owner, the number of shares of each class and series of our shares which the owner owns and a description of the manner in which those shares are held. Any such owner who holds our shares as nominee for another person who is required to include dividends on our shares in his or her gross income (the actual owner) is required to give written notice to us stating the name and address of the actual owner and the number of our shares of the actual owner with respect to whom the holder of our shares is nominee. Each such stockholder and each such actual owner is required to provide us upon demand with any additional information as we may request in order to assist us and DHC in its determination of its qualification for taxation as a REIT and to ensure compliance with the foregoing share ownership limitations.
Net Operating Loss Ownership Limitation. Subject to various exceptions, our bylaws provide that attempted transfers of our shares to a person, entity or group which is, or would become as a result, an owner of 5% or more of our outstanding shares would be void for transferees already owning 5% or more of our shares and, for transferees that would otherwise become owners of 5% or more of our shares, to the extent the transfer would result in such level of ownership. This ownership limitation in our bylaws is intended to help us preserve the tax treatment of our net operating losses and other tax benefits. We also believe this provision promotes good orderly governance. Shares relating to attempted transfers in violation of these bylaw provisions may be subject to transfer to a charitable trust in accordance with the provisions of our charter, as described above. However, with respect to stockholders who held in excess of 5% of our shares outstanding prior to November 10, 2009, none of such stockholders’ shares were deemed to be excess securities subject to automatic transfer to a charitable trust. Such stockholders will not be permitted to acquire additional shares while owning 5% or more of our outstanding shares or thereafter to the extent any such subsequent acquisition would result in them owning 5% or more of our outstanding shares. Our Board of Directors or an authorized committee may approve transfers otherwise prohibited by these bylaw provisions.
The restrictions in our charter and bylaws described above will not preclude the settlement of any transaction entered into through the facilities of any national securities exchange or automated interdealer quotation system. Our charter and bylaws provide, however, that the fact that the settlement of any transaction occurs will not negate the effect of any of the foregoing limitations and any transferee in this kind of transaction will be subject to all of the provisions and limitations described above.
    All certificates representing our shares and any share statements for our uncertificated shares may bear legends referring to the foregoing restrictions.
Business Combinations
The Maryland General Corporation Law (“MGCL”) contains a provision which regulates business combinations with interested stockholders. Under the MGCL, business combinations such as mergers, consolidations, share exchanges, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Under the MGCL the following persons are deemed to be interested stockholders:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting shares; or

•
an affiliate or associate of the corporation who, at any time within the two year period immediately prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting shares of the corporation.

After the five year prohibition period has ended, a business combination between a corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and must receive the following stockholder approvals:

•	the affirmative vote of at least 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation; and

•
the affirmative vote of at least two thirds of the votes entitled to be cast by holders of voting shares other than shares held by the interested stockholder with whom or with whose affiliate or associate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

The stockholder approvals discussed above are not required if the corporation’s stockholders receive the minimum price set forth in the MGCL for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares.
The foregoing provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by our Board of Directors prior to the time that the interested stockholder becomes an interested stockholder. A person is not an interested stockholder under the statute if the board of directors approves in advance the transaction by which that stockholder otherwise would have become an interested stockholder. Our Board of Directors has adopted a resolution that any business combination between us and any other person is exempted from the provisions of the MGCL described in the preceding paragraphs, provided that the business combination is first approved by our Board of Directors, including the approval of a majority of the members of our Board of Directors who are not affiliates or associates of the interested stockholder. This resolution, however, may be altered or repealed in whole or in part at any time.
Control Share Acquisitions
The MGCL contains a provision which regulates control share acquisitions. The MGCL provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent that the acquisition is approved by a vote of two thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by directors who are employees of the corporation. Control shares are voting shares, which, if aggregated with all other such shares previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one tenth or more but less than one third;

•	one third or more but less than a majority; or

•	a majority or more of all voting power.
An acquiror must obtain the necessary stockholder approval each time it acquires control shares in an amount sufficient to cross one of the thresholds noted above.
Control shares do not include shares which the acquiring person is entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the company. The MGCL provides for certain exceptions from the definition of control share acquisition.
A person who has made or proposes to make a control share acquisition, upon satisfaction of the conditions set forth in the statute, including an undertaking to pay the expenses of the meeting, may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the matter at any stockholders meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the MGCL, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.
The control share acquisition statute of the MGCL does not apply to the following:

•	shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction; or

•	acquisitions approved or exempted by a provision in the charter or bylaws of the corporation adopted before the acquisition of shares.
Our bylaws contain a provision exempting any and all acquisitions by any person of our shares from the control share acquisition statute. This provision may be amended or eliminated at any time in the future.
Anti‑Takeover Effect of Maryland Law, of Our Charter and Bylaws and of Certain of Our Agreements
The following provisions in our charter and bylaws and in the MGCL could delay or prevent a change in our control:

•	the prohibition in our charter and in our bylaws of any stockholder from owning more than 9.8% or 5%, respectively, in number or value of any shares of any class or series of our outstanding shares;

•	the division of our Directors into three classes, with the term of one class expiring each year;

•
stockholder voting rights and standards for the election of Directors and other matters which generally require larger majorities for approval of actions which are not approved by our Directors, or for the election of Directors in contested elections, than for actions which are approved by our Directors, or for the election of Directors in uncontested elections;

•	the authority of our Board of Directors, and not our stockholders, to adopt, amend or repeal our bylaws and to fill vacancies on our Board of Directors;

•
the fact that special meetings of stockholders may only be called by a majority of our Board of Directors or our President, or, subject to the satisfaction of certain procedural and informational requirements in our bylaws, upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at that meeting;

•
required qualifications for an individual to serve as a Director and a requirement that certain of our Directors be “Managing Directors” (as defined in our bylaws) and other Directors be “Independent Directors” (as defined in our bylaws);

•
limitations on the ability of, and various requirements that must be satisfied in order for, our stockholders to propose nominees for election to our Board of Directors and propose other business to be considered at a meeting of our stockholders;

•	limitations on the ability of our stockholders to remove our Directors;

•
the authority of our Board of Directors to adopt certain amendments to our charter without stockholder approval, including the authority to increase or decrease the number of authorized shares, to create new classes or series of shares (including a class or series of shares that could delay or prevent a transaction or a change in our control that might involve a premium for our shares or otherwise be in the best interests of our stockholders), to increase or decrease the number of shares of any class or series, and to classify or reclassify any unissued shares from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications or terms or conditions of redemption of our shares or any new class or series of shares created by our Board of Directors;

•	the business combination provisions of the MGCL, if the applicable resolution of our Board of Directors is rescinded or if our Board’s approval of a combination is not obtained; and

•	the control share acquisition provisions of the MGCL, if the provision in our bylaws exempting acquisitions of our shares from such provisions is amended or eliminated.

In addition, the agreements governing our credit facilities, our management agreements with DHC and certain of our other agreements also contain change in control provisions, and our business management agreement with The RMR Group LLC contains a provision that allows for termination but requires the payment of a termination fee, as further described in that agreement.

For all of these reasons, among others, our stockholders may be unable to realize a change of control premium for any of our shares they own or otherwise effect a change of our policies.
Transfer Agent and Registrar
            The transfer agent and registrar for our common shares is Equiniti Trust Company.
Listing
Our common shares are listed on Nasdaq under the symbol “FVE.”